RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

TR-1: NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1. IDENTITY OF THE ISSUER OR THE UNDERLYING ISSUER OF EXISTING           RANDGOLD RESOURCES LIMITED
SHARES TO WHICH VOTING RIGHTS ARE ATTACHED:

2. REASON FOR NOTIFICATION (yes/no)
                                                                                          YES
An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. FULL NAME OF PERSON(S) SUBJECT TO NOTIFICATION
OBLIGATION:                                             FMR LLC

4. FULL NAME OF SHAREHOLDER(S) (if different from 3):   SEE SCHEDULE 'C' BELOW

5. DATE OF TRANSACTION (and date on which the           29 OCTOBER 2007
threshold is crossed or reached if different):

6. DATE ON WHICH ISSUER NOTIFIED:                       31 OCTOBER 2007

7. THRESHOLD(S) THAT IS/ARE CROSSED OR REACHED:         5%

8: NOTIFIED DETAILS
A: VOTING RIGHTS ATTACHED TO SHARES

CLASS/TYPE OF          SITUATION PREVIOUS TO
SHARES                 THE TRIGGERING
If possible use ISIN   TRANSACTION             RESULTING SITUATION AFTER THE TRIGGERING TRANSACTION
code                   ---------------------   ----------------------------------------------------
                                                           NUMBER OF VOTING     PERCENTAGE OF
                                   NUMBER OF   NUMBER      RIGHTS               VOTING RIGHTS
                       NUMBER OF   VOTING      OF          ------------------   -------------------
                       SHARES      RIGHTS      SHARES      DIRECT   INDIRECT     DIRECT   INDIRECT
---------------------------------------------------------------------------------------------------

ISIN:                  3,568,059   3,568,059                        3,110,059               4.48%
GB00B01C3S32

B: FINANCIAL INSTRUMENTS

RESULTING SITUATION AFTER THE TRIGGERING TRANSACTION

                                             NO. OF VOTING RIGHTS
TYPE OF                        EXERCISE/     THAT MAY BE ACQUIRED
FINANCIAL                      CONVERSION    (IF THE INSTRUMENT     PERCENTAGE OF
INSTRUMENT   EXPIRATION DATE   PERIOD/DATE   EXERCISED/CONVERTED)   VOTING RIGHTS
---------------------------------------------------------------------------------

TOTAL (A+B)

NUMBER OF VOTING RIGHTS                              PERCENTAGE OF VOTING RIGHTS
       3,110,059                                                4.48%

9. CHAIN OF CONTROLLED UNDERTAKINGS THROUGH WHICH THE VOTING RIGHTS AND /OR THE
FINANCIAL INSTRUMENTS ARE EFFECTIVELY HELD, IF APPLICABLE:

                              See attached schedule

PROXY VOTING:

10. NAME OF PROXY HOLDER:                                 FMR LLC

11. NUMBER OF VOTING RIGHTS PROXY HOLDER WILL CEASE       458,000
TO HOLD:

12. DATE ON WHICH PROXY HOLDER WILL CEASE TO HOLD     29 October 2007
VOTING RIGHTS:

13. ADDITIONAL INFORMATION:

14 CONTACT NAME:

15. CONTACT TELEPHONE NAME:

ANNEX: NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: IDENTITY OF THE PERSONS OR LEGAL ENTITY SUBJECT TO THE NOTIFICATION
OBLIGATION

FULL NAME                                                   FMR LLC
(including legal form of legal entities)

CONTACT ADDRESS
(registered office for legal entities)

PHONE NUMBER & EMAIL

OTHER USEFUL INFORMATION                 David Merryweather
(at least legal representative for       Fil-regulatoryreporting@uk.fid-intl.com
legal persons)

B: IDENTITY OF THE NOTIFIER, IF APPLICABLE

FULL NAME                                                    D J Haddon

CONTACT ADDRESS                             La Motte Chambers, La Motte Street,
                                               St.Helier, Jersey, JE1 1BJ,
                                                     Channel Islands

PHONE NUMBER & EMAIL                                 +44 1534 735 444
                                              dhaddon@randgoldresources.com

OTHER USEFUL INFORMATION

(e.g. functional relationship with the person or
legal entity subject to the notification obligation)

C: ADDITIONAL INFORMATION

4. FULL NAME OF SHAREHOLDER(S)

Issuer Name:                                RANDGOLD RESOURCES LIMITED

Current ownership percentage:               4.48%
Total shares held:                          3,110,059
Issued voting right capital:                69,312,330

                                                                       MANAGEMENT
                                         SHARES HELD      NOMINEE        COMPANY
---------------------------------------------------------------------------------

FMR LLC is the parent holding              1,821,074  Brown Brothers        FMRCO
company of Fidelity Management &                      Harriman and Co
Research Company (FMRCO), Investment     ----------------------------------------
manager for US mutual funds, and             300,000  Citibank NA           FMRCO
Fidelity Management Trust Company        ----------------------------------------
(FMTC) and Pyramid Global Advisors           485,666  Mellon Bank           FMRCO
Trust Company (PGATC), a US state                     N.A.
chartered bank which acts as a           ----------------------------------------
trustee or investment manager of             502,519  State Street          FMRCO
various pension and trust accounts                    Bank and TR CO
and Pyramid Global Advisors LLC
(PGALLC).